SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               _______________

                                SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (FINAL AMENDMENT)


                             PARKERVISION, INC.
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                  701354102
                               (CUSIP NUMBER)


                              DECEMBER 31, 1999
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
 ----------------------------------------------------------------------------

 CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
 SCHEDULE IS FILED:

 ( )  RULE 13d-1(b)

 (X)  RULE 13d-1(c)

 ( )  RULE 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                This Final Amendment to Schedule 13G is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

 ITEM 1(a).  NAME OF ISSUER:

                ParkerVision, Inc. ("ParkerVision")

 ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                8493 Baymeadows Way
                Jacksonville, Florida 32256

 ITEM 2(a).  NAMES OF PERSONS FILING:

                This Schedule 13G is being jointly filed by Walter Scheuer, Marge Scheuer, Hopewell Partners, a New York limited partnership, Wayne S. Reisner, Allan Miller, Susan Scheuer, Judith Scheuer, The Blue Ridge Foundation, Inc., a charitable foundation, and Dr. Mark Halpern, and on behalf of certain trusts (the "Trusts"), as set forth on Exhibit A hereto (collectively referred to herein as the "Reporting Persons"), with respect to shares of common stock, par value $.01 per Share, of ParkerVision (the "ParkerVision Common Stock") which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

 ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business address of each of the Reporting Persons is:

                c/o Walter Scheuer
                635 Madison Avenue
                New York, New York 10022

 ITEM 2(c).  CITZENSHIP:

                Each of the individual Reporting Persons is a citizen of the United States. Hopewell, Blue Ridge and all of the Trusts were organized in the United States.

 ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                Common Stock, Par Value $.01 per share


 ITEM 2(e).  CUSIP NUMBER:

                701354102

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.

           If this statement is filed pursuant to Rule 13d-1(c), check this box. (X)

 ITEM 4.   OWNERSHIP.

                The Reporting Persons, in the aggregate, own less than 5% of the ParkerVision Common Stock and are no longer required to file on Schedule 13G with respect to the ParkerVision Common Stock.

                This Schedule 13G is being filed in fulfillment of the Reporting Persons' obligations under Section 13(d) of the Exchange Act and the rules promulgated thereunder.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of the Securities, check the following (X)

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                Not applicable




                                 SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  February 14, 2000


                               /s/ Walter Scheuer
                               -------------------------------
                               Walter Scheuer (1)(2)


                               /s/ Wayne S. Reisner
                               -------------------------------
                               Wayne S. Reisner (3)


                               /s/ Marge Scheuer
                               -------------------------------
                               Marge Scheuer (4)


                               /s/ Judith Scheuer
                               -------------------------------
                               Judith Scheuer (5)


                               /s/ Walter Scheuer
                               -------------------------------
                               Hopewell Partners
                               by Walter Scheuer,
                               General Partner


                               /s/ Allan Miller
                               -------------------------------
                               Allan Miller

 ______________
 (1) Individually, and as Trustee for the following Trusts:
      Trust for the Benefit of David Scheuer dated 12-11-51
      Trust for the Benefit of David Scheuer dated 5-18-54
      Trust for the Benefit of David Scheuer dated 5-19-61
      Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
      Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
      Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
      Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 The 1993 David Scheuer Charitable Remainder Trust
      The 1993 Jeffrey Scheuer Charitable Remainder Trust
      The 1993 Susan Scheuer Charitable Remainder Trust
      The 1993 Judith Scheuer Charitable Remainder Trust
      Trust for the Benefit of Susan Scheuer dated 12-30-60
      Trust for the Benefit of Judith Scheuer dated 12-17-59
      The Marcelle P. Halpern Trust

 (2) As attorney-in-fact for:
      Marge Scheuer
      Susan Scheuer
      Judith Scheuer
      Dr. Halpern
      As President of The Blue Ridge Foundation, Inc.

 (3) Individually, and as a Trustee for the following Trust:
      The Walter Scheuer 1993 Charitable Remainder Trust

 (4) As Trustee for the following Trust:
      Walter Scheuer November Charitable Trust dated 11-29-83

 (5) As Trustee for the following Trust:
      Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95




                                  EXHIBITS

 Exhibit            Description                                    Page No.
 -------            -----------                                    --------
 A              Identification of Certain Trusts                     38

 B              Statement With Respect to Joint                      41
                Filing of Schedule 13G






                                                                   EXHIBIT A

                      IDENTIFICATION OF CERTAIN TRUSTS

 Trust for the Benefit of David Scheuer dated 12-11-51
      Walter Scheuer, Marge P. Scheuer, David Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of David Scheuer dated 5-18-54
      Walter Scheuer, Marge P. Scheuer, David Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of David Scheuer dated 5-19-61
      Walter Scheuer, Marge P. Scheuer and David Scheuer, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
      Walter Scheuer, Marge P. Scheuer, Jeffrey Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
      Walter Scheuer, Marge P. Scheuer, Jeffrey Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
      Walter Scheuer, Marge P. Scheuer and Jeffrey Scheuer, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Susan Scheuer dated 12-30-60
      Walter Scheuer, Marge P. Scheuer, Susan Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Judith Scheuer dated 12-17-59
      Walter Scheuer, Marge P. Scheuer, Judith Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84
      Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88
      Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90
      Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92
      Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022.

 Walter Scheuer November Charitable Trust dated 11-29-83
      Marge P. Scheuer, Trustee c/o Marge P. Scheuer, 635 Madison Avenue, New York, New York 10022

 The 1993 Walter Scheuer Charitable Remainder Trust
      Marge Scheuer and Wayne S. Reisner, Trustees c/o Marge Scheuer, 635 Madison Avenue, New York, New York 10022

 The 1993 David Scheuer Charitable Remainder Trust
      Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 The 1993 Jeffrey Scheuer Charitable Remainder Trust
      Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 The 1993 Susan Scheuer Charitable Remainder Trust
      Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 The 1993 Judith Scheuer Charitable Remainder Trust
      Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

 The Marcelle P. Halpern Trust
      Walter Scheuer, Trustee, 635 Madison Avenue, New York, New York 10022

 Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95
      Joseph Mellicker and Judith Scheuer, Trustees c/o Judith Scheuer, 635 Madison Avenue, New York, New York 10022




                                                               EXHIBIT B


             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

      This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
 Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, $.01 par value per share, of ParkerVision, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


      IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2000.


                               /s/ Walter Scheuer
                               ____________________________
                               Walter Scheuer (1)(2)


                               /s/ Wayne S. Reisner
                               ____________________________
                               Wayne S. Reisner (3)


                               /s/ Marge Scheuer
                               ____________________________
                               Marge Scheuer (4)


                               /s/ Judith Scheuer
                               ____________________________
                               Judith Scheuer (5)


                               /s/ Walter Scheuer
                               ____________________________
                               Hopewell Partners
                               by Walter Scheuer,
                               General Partner


                               /s/ Allan Miller
                               ____________________________
                               Allan Miller




 ______________
 (1) Individually, and as Trustee for the following Trusts:
      Trust for the Benefit of David Scheuer dated 12-11-51
      Trust for the Benefit of David Scheuer dated 5-18-54
      Trust for the Benefit of David Scheuer dated 5-19-61
      Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
      Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
      Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
      Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 The 1993 David Scheuer Charitable Remainder Trust
      The 1993 Jeffrey Scheuer Charitable Remainder Trust
      The 1993 Susan Scheuer Charitable Remainder Trust
      The 1993 Judith Scheuer Charitable Remainder Trust
      Trust for the Benefit of Susan Scheuer dated  12-30-60
      Trust for the Benefit of Judith Scheuer dated 12-17-59
      The Marcelle P. Halpern Trust

  (2) As attorney-in-fact for:
      Marge Scheuer
      Susan Scheuer
      Judith Scheuer
      Dr. Halpern
      As President of The Blue Ridge Foundation, Inc.

 (3) Individually, and as a Trustee for the following Trust:
      The Walter Scheuer 1993 Charitable Remainder Trust

 (4) As Trustee for the following Trust:
      Walter Scheuer November Charitable Trust dated 11-29-83

 (5) As Trustee for the following Trust:
      Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95